Exhibit 99.1

Karooooo to Announce First Quarter 2026 Results on July 22, 2025

SINGAPORE (July 14, 2025) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “the Company”), which owns 100% of Cartrack and 74.8% of Karooooo Logistics, announced that the Company will release its First Quarter 2026 Financial Results on Tuesday, July 22, 2025 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Wednesday, July 23, 2025 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom webinar at: https://us02web.zoom.us/j/83241343701

Webinar ID: 832 4134 3701

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction. Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,400,000 active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact:	IR@karooooo.com

Media Contact:	media@karooooo.com